UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*


                   Lexford Residential Trust
________________________________________________________________
                       (Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value per share
________________________________________________________________
                 (Title of Class of Securities)

                         528933 10
            ______________________________________
                       (CUSIP Number)

                        James J. Henson
             Managing Director and General Counsel
                   BOCP Holdings Corporation
                150 East Gay Street, 24th Floor
                      Columbus, OH  42315
                        (614) 217-1111
________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         June 17, 1999
            ______________________________________
    (Date of Event which Requires Filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /  /.

Note:   Schedules  filed  in paper format  shall  include  a
signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

   CUSIP No. 528933 10                                  Page 1 of 7
   --------------------                                 ------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       BOCP Holdings Corporation, an Ohio corporation 31-1384400
   -----------------------------------------------------------------
   2   CHECK  THE  APPROPRIATE  BOX IF A  MEMBER  OF  A  GROUP  (SEE
       INSTRUCTIONS)                                        (a)  / /
                                                            (b)  /x/
   -----------------------------------------------------------------
   3   SEC USE ONLY

   -----------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF (WC of corporate parent)
   -----------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO  ITEMS 2(d) or 2(e)                                   / /

   -----------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio
   -----------------------------------------------------------------
             7   SOLE VOTING POWER
    NUMBER
      OF         - 0 -
    SHARES   -------------------------------------------------------
   BENEFI-   8   SHARED VOTING POWER
    CIALLY
   OWNED BY      - 0 -
     EACH    ------------------------------------------------------
   REPORT-   9   SOLE DISPOSITIVE POWER
      ING
    PERSON       - 0 -
     WITH    ------------------------------------------------------
             10  SHARED DISPOSITIVE POWER

                 - 0 -
             ------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   ----------------------------------------------------------------
   12  CHECK  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES  (SEE INSTRUCTIONS)                               / /


   ----------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       - 0 -
   ---------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
   ---------------------------------------------------------------

                 ATTACHMENT TO SCHEDULE 13D
        FILED ON BEHALF OF BOCP HOLDINGS CORPORATION


ITEM 2.  IDENTITY AND BACKGROUND

     This Amendment No. 1 is filed solely by BOCP Holdings Corporation, an Ohio corporation ("BOCP"). To the extent that BOCP previously may have been deemed a member of a "group" for purposes of reporting under Section 13(d) of the Act, as of June 17, BOCP is no longer a member of the group. BOCP made its voting and dispositive decisions regarding Lexford Resident Trust (the "Issuer") common shares it sold since the original 13-D was filed independently of any other person. With this Amendment No. 1, BOCP terminates reporting its less than 5% position on this form.

ITEM 4.  PURPOSE OF TRANSACTION

     As set forth in Exhibit A, Banc One Capital Markets, Inc., an affiliate of BOCP, requested, by letter dated December 3, 1998, that the Issuer's board of directors consider the appointment of an independent director to the board. As of the date of this filing, BOCP has received no notice from the Issuer that the composition of its board has changed.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     ITEM 5(C). Transactions by BOCP for its own account for the past sixty (60) days are shown on the table attached as Exhibit B.

     ITEM 5(E). As of June 17, 1999 BOCP owns no shares of the Issuer's common shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A   Letter of James S. Chapman, Vice Chairman,
                 Banc One Capital Markets, Inc. to Joseph
                 Madigan, Chairman of the Board of Directors of Lexford Residential Trust, dated December
                 3, 1998.

     Exhibit B   Summary of transactions by BOCP in the
                 Issuer's shares in the previous sixty (60) days.

                          SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of June 17, 1999.


Date: June 17, 1999             By:  /s/ James J. Henson
                                     ___________________
                                     Name: James J. Henson
                                     Title: Managing Director
                                              and General Counsel

                      INDEX TO EXHIBITS

EXHIBIT NO.                  EXHIBIT                      PAGE
-----------                  -------                      ----

    A     A copy of a letter from James S. Chapman,       5
          Vice Chairman, Banc One Capital Markets,
          Inc. to Joseph Madigan, Chairman of the
          Board of Directors of Lexford Residential
          Trust, dated December 3, 1998.

    B     Summary of transactions by BOCP in the          7
          Issuer's shares in the previous sixty (60) days.